

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Ci Zhang
Chief Executive Officer
Un Monde International Ltd.
5689 Condor Place
Mississauga, ON L5V 2J4, Canada
Westagate Mall

**Re: Un Monde International Ltd.**
**Amendment No. 7 to Registration Statement on Form 10-12G**
**Filed June 22, 2022**
**File No. 000-56328**

Dear Dr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form 10-12G filed June 22, 2022

Business, page 1

1. We note your response to comment 1; however, your disclosure is still unclear. If true, please revise throughout the filing to specifically state that you will not acquire a company located in or with principal operations in China, including Hong Kong and Macau.

General

2. Your registration statement automatically became effective 60 days after its initial filing pursuant to Section 12(g)(1). As you are now subject to the reporting requirements of the Exchange Act of 1934, please tell us when you plan to file your Forms 10-K and 10-Q.

Ci Zhang
Un Monde International Ltd.
June 24, 2022
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc:  Rhonda Keaveney